Edwards Lifesciences Corporation

One Edwards Way

Irvine, California 92614

Telephone:  949.250.2500

January 22, 2008

Mr. Perry J. Hindin

Special Counsel

Mail Stop 6010

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Edwards Lifesciences Corporation
Definitive 14A
Filed March 30, 2007
File No. 001-15525

Dear Mr. Hindin:

Set forth below are the comments from your letter dated December 5, 2007 with respect to Edwards Lifesciences Corporation (the “Company”) Definitive Proxy Statement filed with the SEC on March 30, 2007 (our “Proxy Statement”), and the Company’s responses to those comments.

Elements of Compensation, page 26

SEC COMMENT

1.               We note your response to prior comment 3.  You indicate that the company’s future filings will provide additional detail regarding how the compensation committee evaluated the achievement of the CEO’s individual performance objectives.  Please confirm that you will also disclose in future filings similar information regarding your other named executive officers.

COMPANY RESPONSE

We confirm that the Company’s future filings will reflect this information.

SEC COMMENT

2.               We reissue our prior comment 5.  Please either disclose the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts or provide on a supplemental basis a detailed explanation for your conclusion that disclosure of these targets, minimum and maximum levels is not required because it would result in competitive harm.  Your current response regarding the potential for competitive harm resulting from disclosure of key operating drivers and individual performance objectives lacks sufficient detail to support your conclusion.  Please also include in your future response to this comment a discussion of the financial target levels, which you did not address in your response, and clarify whether you intend to disclose the minimum and maximum levels referenced in the first paragraph of your response.

COMPANY RESPONSE

Company Financial Goals.  The Company’s future filings will continue to identify the specific Company financial goals and the relative weightings for each.  The three financial goals were Revenue Growth, Net Income and Free Cash Flow (which are subject to adjustments as authorized by the Compensation Committee for certain items such as foreign exchange, divested businesses and unusual items).

Our future filings will also include a table (similar to the following table) indicating the target level (100% achievement) for each such goal as well as the level of achievement required to earn the minimum (25%) and the maximum (150%) of the target incentive award.  Interpolation is applied for results between these target levels.

2006 Company Financial Performance Measures

Percentage of Target Payout Earned	Revenue Growth 45% Weight	Net Income ($M) 35% Weight	Free Cash Flow ($M) 20% Weight
25%	5.0%	$125.0	$125.0
100%	9.0%	$140.0	$145.0
150%	12.0%	$150.0	$165.0

Key Operating Drivers.  Key Operating Drivers (“KODs”) are the second of the three elements used to determine incentive compensation.  The Company establishes KODs each year to address specific business initiatives consistent with the Company’s confidential internal strategic and operating plans.  The KODs address specific business units, products and product lines, and focus the executive team on the areas and initiatives most important to the Company’s future success.

Each KOD is assigned a pre-established expected achievement range and weighting.  Performance of the KOD within its expected range results in a multiplier of 100%.  Performance below the expected range is considered sub-optimal and results in a reduction of the multiplier below 100%.  Performance above the range is considered extraordinary and results in an increase of the multiplier above 100%.

In 2006, there were five KODs, as follows:

•                  sales goals for tissue heart valve products and heart valve repair products (“KOD #1”);

•                  milestones for pre-market clinical activities, regulatory approvals, market introductions and technology transfers relating to potential new products across the Company’s various product lines (“KOD #2”);

•                  pre-market clinical and regulatory milestones for transcatheter heart valves (“KOD #3”);

•                  sales and profitability goals for the Critical Care business unit and sales goals for FloTrac monitors (“KOD #4”); and

•                  sales goals for the peripheral vascular stent and atrial fibrillation product lines (“KOD #5”).

The following chart illustrates the impact of the performance with respect to each KOD on the KOD multiplier, and the actual 2006 KOD performance.  The aggregate KOD multiplier can be as low as 0% and may not exceed 175%.

Determination of 2006 Key Operating Driver Multiplier

Key Operating Driver	Adjustment If Below Range	Adjustment If Within Range	Adjustment If Above Range	Adjustment to Multiplier Based Upon Actual Performance
KOD #1	-25	0	+25	-25
KOD #2	-20	0	+20	0
KOD #3	-25	0	+25	0
KOD #4	-20	0	+20	0
KOD #5	-15	0	+15	-5

Actual 2006 performance was below the established range for KOD #1 and below the established range for part of KOD #5 (many of the KODs have subparts), resulting in negative adjustments.  The other KODs were within the respective ranges, resulting in neither a negative nor a positive adjustment.  As a result, the Compensation Committee determined that the 2006 KOD multiplier was 70%.

The Company’s future filings will include information relating to the KODs similar to what is set out above.

Because the Company is subject to intense competition within the cardiovascular medical devices industry,(1) other more detailed information on the KODs is not proposed to be included in the Company’s future filings.  In particular, information with respect to the specific sales and profitability targets for specific business units, products or product lines, or the specific clinical regulatory, marketing or technology transfer milestones included in the KODs is not proposed to be included in the Company’s future filings because disclosure would result in competitive harm to the Company.  Additional information has been omitted and is being provided separately to the Commission in a letter of even date herewith pursuant to the SEC’s Rule 83.

Individual Performance.  Each executive has a substantial number of individual performance objectives.  These objectives are considered in the aggregate to determine an overall performance modifier for each named executive officer for the purposes of the compensation formula.  Although almost all of the individual performance objectives are expressed in qualitative terms that require subjective evaluation, some of the objectives include quantitative measures.  However, the determination of the overall performance modifiers for each named executive officer is a subjective process, and may range from 0% to 200%.  In addition, there is no formal weighting of the individual performance objectives.  The Compensation Committee subjectively evaluates each named executive officer’s overall performance against all of their individual objectives, taken together, as well as their performance relative to the environment and to other executives.

(1) The Company competes with many companies, ranging from small start-up enterprises to companies that are larger, more established and have access to significant financial resources.  Rapid product development and technological change characterize this industry, and the Company must continue to develop and acquire new products and technologies to remain competitive.  The Company’s 2006 Annual Report on Form 10-K states (at pages 17-18):

Edwards Lifesciences faces intense competition within its industry, and if Edwards Lifesciences does not compete effectively, its business will be harmed.

The cardiovascular medical device industry is highly competitive.  Edwards Lifesciences competes with many companies, some of which have longer operating histories, better brand or name recognition, broader product lines and greater access to financial and other resources than Edwards Lifesciences. Furthermore, the industry is characterized by intensive development efforts and rapidly advancing technology.  Edwards Lifesciences’ present and future products could be rendered obsolete or uneconomical by technological advances made by one or more of its current or future competitors or by alternative therapies, including drug therapies.  Edwards Lifesciences’ future success will depend, in large part, on its ability to develop and acquire new products and technologies, anticipate technology advances and keep pace with other developers of cardiovascular therapies and technologies.

In choosing the individual performance objectives, the Compensation Committee strives to create incentives to the effective implementation of the Company’s strategic and operating plans, with a focus on the areas where the applicable executive has responsibility.  The individual performance objectives established by the Compensation Committee for the CEO and the other named executive officers for 2006 were:

Mr. Mussallem:  Develop and execute corporate strategy; achieve Company financial goals and KODs; increase shareholder value; drive innovation and product leadership; attract and retain talented employees; promote a culture of ethical business practices and social responsibility; and provide leadership as Board Chairman.

Mr. Abate:  Maintain financial reporting integrity; enhance the Company’s reputation on Wall Street; retain and develop talent; construct capital structure alternatives for multiple investment scenarios; enhance analysis of the Company’s key business dynamics and marketplace; and maintain an open and positive working relationship with the Board of Directors.

Ms. Bessler:  Develop and execute heart valve therapy strategy; achieve Company financial goals and KODs; increase shareholder value; drive innovation and product leadership; attract and retain talented employees; and promote a culture of ethical business practices and social responsibility.

Mr. Foster:  Achieve applicable KODs; continue to sponsor peripheral vascular stent initiative and meet operating plan; manage Regulatory Affairs to meet milestones; manage Angiogenesis program to begin Phase II study; actively participate in strategic planning to identify growth opportunities; manage, and elevate the growth rate and profitability of, Critical Care; and mentor new managers in Critical Care and Vascular.

Ms. Lyle:  Implement global Enterprise Risk Management; identify continuous improvement opportunities in several of the Company’s businesses; deploy a redesigned new Product Development Process; preserve and enhance the Company’s reputation through the management of the Quality System; develop and execute a high quality Talent Management System; set appropriate “tone at the top” business practices culture; and achieve Environmental, Health and Safety goals.

The Company’s future filings will include information relating to individual performance similar to what is set out above and, as noted in the Company’s response to Comment 1, a discussion of the evaluation of the individual performance of each of the named executive officers.

*              *              *

If you have any questions regarding the foregoing, please contact the undersigned at 949.250.6815 (facsimile: 949.250.6885).

Sincerely,

/s/ Jay P. Wertheim
Jay P. Wertheim
Vice President,
Associate General Counsel and Secretary